AnorMED INC.
RECOMMENDING REJECTION OF THE GENZYME OFFER TO PURCHASE ALL OUTSTANDING COMMON SHARES OF ANORMED.
Security Type: Common share, AnorMED Ticker: TSX — AOM, NASDAQ- ANOR
Genzyme Corp Offer Expiry Date: October 7, 2006, 12:01 a.m., (Vancouver time)
Out-bound Script
Hello, my name is <insert your name>, and I’m calling from Kingsdale Shareholder Services Inc to speak with <insert shareholder name> concerning his/her investment in AnorMED Inc. <wait for response> Can I speak to you briefly about the offer by Genzyme to purchase your common shares of AnorMED?
IF YES
Thank you.
We would like to update you with the latest development.
The Board of Directors recommends that AnorMED Shareholders REJECT the Genzyme Offer and NOT TENDER their AnorMED Shares.
The Board of Directors has entered into a support agreement with respect to a planned tender offer by a wholly owned subsidiary of Millennium Pharmaceuticals, Inc. under which Millennium would acquire all of the outstanding common shares of AnorMED, including all common shares issuable on the exercise of outstanding stock options, for US$12.00 per share in cash.
Here are some of the principal reasons for the recommendation of the Board of Directors to AnorMED Shareholders that they REJECT the GENZYME Offer and NOT TENDER their AnorMED Shares to the GENZYME Offer.
•	The planned tender offer by Millennium represents a 21% premium to the closing price of AnorMED’s common shares on September 25, 2006, and a 40% premium to the unsolicited tender offer commenced by Genzyme.
•	We believe that the planned tender offer by Millennium will provide our shareholders with an immediate and certain value for their investment in AnorMED.
•	The Board of Directors believes that the Genzyme offer undervalues the AnorMED shares and will not be supported by the market and AnorMED will only consider the premium bids to maximize shareholder value.
(See Summary Sheet for more information)
IF NO
May I please give you our toll-free number and email address if you have any questions?
Call 1-866-639-3460 or
Email:contactus@kingsdaleshareholder.com
Facsimile:416-867-2271
Banks and Brokers call Collect:416-867-2272
Thank you for your time.

Answering Machines Message
“Hello, this message is for <insert shareholder name>. This is <insert your name> from Kingsdale Shareholder Services Inc., and I’m calling concerning your investment in AnorMED Inc. I am calling on behalf of the management of AnorMED Inc. who recommends that you reject the offer by GENZYME to purchase your shares. Your Board of Directors recommends that you reject the Genzyme offer and not tender your AnorMED Shares. If you have any questions or require further assistance we can be reached at 1-866- 639-3460 or visit Kingsdale Shareholder Services website at www.kingsdaleshareholder.com Thank you very much for your time. Have a nice day/night!
Remember: Speak slowly, especially when providing a phone number.
Caller — please provide written comments of the following:
     1) Tendered, 2) Undecided (provide written comments), 3) Against (provide written comments) or 4) For